UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Dow Chemical Company

(Name of Issuer)

Common Stock, par value $2.50 per share

(Title of Class of Securities)

260543103

(CUSIP Number)

June 9, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Page 1 of 14 Pages

CUSIP No. 260543103	13G/A	Page 2 of 14 Pages

1.	NAMES OF REPORTING PERSONS Otto Haas Income Trust dated December 20, 1945
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON OO

*	See Item 2(a).

CUSIP No. 260543103	13G/A	Page 3 of 14 Pages

1.	NAMES OF REPORTING PERSONS Phoebe W. Haas Income Trust dated December 21, 1945
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON OO

*	See Item 2(a).

CUSIP No. 260543103	13G/A	Page 4 of 14 Pages

1.	NAMES OF REPORTING PERSONS Otto Haas Charitable Trust dated August 3, 1955
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON OO

*	See Item 2(a).

CUSIP No. 260543103	13G/A	Page 5 of 14 Pages

1.	NAMES OF REPORTING PERSONS Otto Haas Charitable Trust dated September 28, 1956
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON OO

*	See Item 2(a).

CUSIP No. 260543103	13G/A	Page 6 of 14 Pages

1.	NAMES OF REPORTING PERSONS Phoebe W. Haas Charitable Trust A dated August 24, 1961
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON OO

*	See Item 2(a).

CUSIP No. 260543103	13G/A	Page 7 of 14 Pages

1.	NAMES OF REPORTING PERSONS Phoebe W. Haas Charitable Trust B dated August 24, 1961
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON OO

*	See Item 2(a).

CUSIP No. 260543103	13G/A	Page 8 of 14 Pages

1.	NAMES OF REPORTING PERSONS John C. Haas
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 0
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 0
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON IN

*	See Item 2(a).

CUSIP No. 260543103	13G/A	Page 9 of 14 Pages

Item 1	(a).	Name of Issuer.

The Dow Chemical Company

Item 1	(b).	Address of Issuer’s Principal Executive Offices.

2030 Dow Center
Midland, Michigan 48674

Item 2	(a).	Name of Person Filing.

This Schedule 13G/A is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1), promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

•     Otto Haas Income Trust dated December 20, 1945;

•     Phoebe W. Haas Income Trust dated December 21, 1945;

•     Otto Haas Charitable Trust dated August 3, 1955;

•     Otto Haas Charitable Trust dated September 28, 1956;

•     Phoebe W. Haas Charitable Trust A dated August 24, 1961;

•     Phoebe W. Haas Charitable Trust B dated August 24, 1961; and

•     John C. Haas,

or collectively, the “Reporting Persons.” The Reporting Persons have entered into a joint filing agreement dated June 18, 2009, a copy of which is filed with this Schedule 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement is not to be construed as an admission that any such person is, for the purposes of Section 13(d) or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13G/A held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G/A.

Item 2	(b).	Address of Principal Business Office or, if None, Residence.

The address of the principal business office of each of the Reporting Persons is 1717 Arch Street, 14th Floor, Philadelphia, Pennsylvania 19103.

Item 2	(c).	Citizenship.

Each of the Reporting Persons other than John C. Haas (collectively, the “Haas Trusts”) is a trust formed pursuant to the laws of Pennsylvania. John C. Haas is a United States citizen.

Item 2	(d).	Title of Class of Securities.

Common Stock, par value $2.50 per share (“Common Stock”).

Item 2	(e).	CUSIP Number.

260543103

CUSIP No. 260543103	13G/A	Page 10 of 14 Pages

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

0

CUSIP No. 260543103	13G/A	Page 11 of 14 Pages

(b)	Percent of class:

0%

CUSIP No. 260543103	13G/A	Page 12 of 14 Pages

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

0

	(ii)	Shared power to vote or to direct the vote

0

	(iii)	Sole power to dispose or to direct the disposition of

0

CUSIP No. 260543103	13G/A	Page 13 of 14 Pages

(iv) Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 260543103	13G/A	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2009	Otto Haas Income Trust dated December 20, 1945

	By:	/s/ John C. Haas
John C. Haas, Trustee

Phoebe W. Haas Income Trust dated December 21, 1945

	By:	/s/ John C. Haas
John C. Haas, Trustee

Otto Haas Charitable Trust dated August 3, 1955

	By:	/s/ John C. Haas
John C. Haas, Trustee

Otto Haas Charitable Trust dated September 28, 1956

	By:	/s/ John C. Haas
John C. Haas, Trustee

Phoebe W. Haas Charitable Trust A dated August 24, 1961

	By:	/s/ John O. Haas
John O. Haas, Trustee

Phoebe W. Haas Charitable Trust B dated August 24, 1961

	By:	/s/ John C. Haas
John C. Haas, Trustee

/s/ John C. Haas
John C. Haas

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A

The undersigned agree as follows:

(1)	Each of them is individually eligible to use the Schedule 13G/A to which this exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and

(2)	Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: June 18, 2009	Otto Haas Income Trust dated December 20, 1945

	By:	/s/ John C. Haas
John C. Haas, Trustee

Phoebe W. Haas Income Trust dated December 21, 1945

	By:	/s/ John C. Haas
John C. Haas, Trustee

Otto Haas Charitable Trust dated August 3, 1955

	By:	/s/ John C. Haas
John C. Haas, Trustee

Otto Haas Charitable Trust dated September 28, 1956

	By:	/s/ John C. Haas
John C. Haas, Trustee

Phoebe W. Haas Charitable Trust A dated August 24, 1961

	By:	/s/ John O. Haas
John O. Haas, Trustee

Phoebe W. Haas Charitable Trust B dated August 24, 1961

	By:	/s/ John C. Haas
John C. Haas, Trustee

/s/ John C. Haas
John C. Haas